EXHIBIT B

News Release

26 October 2005

Anglo American completes strategic review

The Board of Anglo American plc (“Anglo American”) has recently updated its strategy for its business and has reached a number of conclusions about the future shape of the Group. The main thrust of these will lead to further rationalisation and simplification of the Group’s portfolio and structure and an increasing focus on controlled mining businesses which leverage the core skills of the Group.

Following this review the Board of Anglo American is announcing today a number of initiatives to further the Group’s strategic objectives:

•	Anglo American will continue to invest in growth projects in its core mining businesses – platinum, diamonds, coal, base metals and iron ore – and will continue to evaluate acquisition opportunities in the mining sector.

•	To give AngloGold Ashanti (AGA) greater flexibility to pursue its strategic agenda, a decision has been made to reduce Anglo American’s shareholding in AGA.

•	Due to the different characteristics of the paper and packaging and mining businesses, Anglo American recognises that it may become appropriate in the future to establish Mondi as an independent business in order to maximise value to shareholders. Anglo American will continue to support the growth opportunities which exist for Mondi, whilst retaining flexibility in respect of future strategic options.

•	Returns from the Group’s industrial minerals division, Tarmac, will be improved through a programme of refining the portfolio including turning around or divesting underperforming parts of the business.

•	Surplus capital, up to an amount of $1 billion, will be returned to shareholders via a share buy-back and/or special dividend during the course of 2006.

Tony Trahar, CEO of Anglo American said: “This announcement marks a further step in Anglo American’s ongoing strategic development.  Through a series of measures we are creating a more focused mining Group, better positioned to take advantage of opportunities in our main mining businesses.”

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Registered office as above.  Incorporated in England and Wales under the Companies Act 1985.  Registered Number 3564138

AngloGold Ashanti
Anglo American recognises that its gold subsidiary, AGA, like all gold businesses, is valued differently from other mining assets by the equity capital markets and tends to be followed by quite distinct investors.

Following a detailed review of Anglo American’s investment in AGA a decision has been made to give AGA greater strategic flexibility by no longer seeking to retain it as a subsidiary. Although Anglo American’s holding in AGA will be reduced, Anglo American currently intends to remain a significant shareholder in AGA in the medium term.

AGA, which is independently managed, will be able to enjoy further flexibility to pursue its corporate objectives as a result of a reduced Anglo American shareholding.

Mondi
Anglo American’s paper and packaging division, Mondi, has grown very successfully and is acknowledged as one of the best managed and positioned businesses in its sector. Anglo American will continue to invest in Mondi in order to create shareholder value recognising the opportunity for continued successful development of this business. The business remains a strong profit and cash generator for the Group and has recently invested over $900 million in high return brownfields expansion projects. Further value should be derived from these projects as they ramp up to full capacity and other high return projects will be undertaken to continue the successful development of the business.

However, due to the different characteristics of the paper and packaging and mining businesses, Anglo American recognises that it may become appropriate in the future to establish Mondi as an independent business in order to maximise value to shareholders.

Tarmac
Anglo American’s industrial minerals division, Tarmac, generates strong cash flows and the extractive part of the business enjoys synergies with the mining business. Management has been tasked with improving the returns on capital invested in this business by turning around, restructuring or divesting underperforming parts of the portfolio and pursuing further growth opportunities in its core business.

The business will continue to be assessed on returns and growth possibilities in relation to other mining opportunities.

Anglo Platinum
Anglo Platinum represents a key differentiator for Anglo American from its peers, and is core to the mining portfolio. Anglo Platinum is uniquely positioned, as the market leader and with an extensive resource base, to take advantage of increasing demand and to drive long-term growth. The achievement of improved operating cost efficiency and project delivery is a major area in which shareholder value can be grown and remains a major focus for group management.

Anglo American is exploring options as to how growth and investment can best be supported alongside an appropriate BEE transaction.

Diamonds, Coal, Base and Ferrous Metals
These businesses are undertaking a number of significant projects and are considering further expansion to meet growing market demand.

Other Listed Subsidiaries: Highveld Steel and Tongaat Hulett
The Board has reviewed the Group’s investment in Highveld Steel and has decided to dispose of its interest in this business.

The Board of Tongaat Hulett has been requested to examine ways of unlocking greater value for all shareholders.

Capital Optimisation
Anglo American’s key capital management objective is the maintenance of a single A credit rating through the cycle whilst retaining balance sheet flexibility to pursue further growth opportunities as and when they arise. The strong cash flows currently being generated from operations will enable Anglo American to pursue its $5 billion capital expenditure programme and to consider further growth projects.

The Board also intends to return up to $1 billion to shareholders via a share buy-back and/or special dividend during the course of 2006.

Further announcements, as appropriate, will be made in due course.